PROKOM SOFTWARE SA

FAX

02055077

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

date: 27 Sep, 2002 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.3. of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 163.1160) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **CONCLUDING THE 3RD AGREEMENT WITH ZUS**

The Management Board of Prokom Software S.A. informs, that:

On 26 September 2002 the Company concluded another and the last agreement with the Social Insurance Authority (ZUS) amounting to the net value of PLN 20.8 million regarding providing by the Company the services of administration and exploration in Central Data Center ZUS in the period from 1 January 2000 till 21 October 2002. The payment of the amount specified in the agreements about which the Company informed in reports RB/07/2002 and RB/19/2002 and in present report covers all Company's claims towards ZUS.

Within the last 12 months the Company and ZUS concluded three agreements totally amounting to PLN 86.7 million. The primary, total net value of Prokom's claim towards ZUS amounted to PLN 129,2 million. The Company renounced PLN 42 million of the primary claim and PLN 15,7 million of accumulated interest.
The total amount of the concluded agreements is also the total amount of transactions concluded by the Company with ZUS during this period of time. The largest agreement is the agreement concluded on 20.05.2002 amounting to the net value of PLN 33,9 million – report RB/07/2002.

27 Sep, 2002 Bogdan Bartkowski
Member of the Management Board

dlw 9/30